Exhibit 2.1
[PORTIONS HEREIN IDENTIFIED BY [***] HAVE BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE EXCLUDED INFORMATION IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.]

AGREEMENT TO FORM JOINT VENTURE
This Agreement To Form Joint Venture (this “Agreement”) is made and entered into as of the 12th day of August, 2009, between The Toro Company, a Delaware corporation (“Toro”), and TCF Inventory Finance, Inc., a Minnesota corporation (“TCFIF”) (collectively, Toro and TCFIF, the “Parties” and individually, a “Party”).
Red Iron Holding Corporation, a Delaware corporation (“Toro Sub”), and TCFIF Joint Venture I, LLC, a Minnesota limited liability company (“TCFIF Sub”), respectively Affiliates of Toro and TCFIF, contemporaneously with the execution of this Agreement have entered into a Limited Liability Company Agreement with respect to Red Iron Acceptance, LLC, a Delaware limited liability company (“Red Iron”), organized for the operation of a commercial inventory finance business, including floorplan financing and open account inventory financing, supporting the business of Toro and its Affiliates within the United States and Canada and by this Agreement desire to set forth their understanding with regard to the operation of Red Iron and certain related matters.
Now, therefore, in consideration of the premises and mutual covenants, undertakings and obligations hereinafter set forth or referred to herein, the Parties mutually covenant and agree as follows:
ARTICLE I
Definitions
1.1    Definitions.
“AAA” is defined in Section 6.3.
“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. For purposes of this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.
“Agreement” is defined in the preamble.
“Arbitrable Disputes” is defined in Section 6.1.
“Average Net Receivables” is defined in Section 2.12.
“Business Plan” is defined in Section 2.1.
“Confidential Information” is defined in Article IV.
“Credit Agreement” is defined in Section 2.2.
“DataScan” is defined in Section 2.13(a).

“DataScan Delivery Date” is defined in Section 2.13(a).
“DataScan System Enhancements” is defined in Section 2.13(a).
“Definitive Agreements” is defined in Section 2.2.
“Eligible Receivables” has the meaning ascribed to it in the Receivable Purchase Agreement.
“Exclusivity Calculation” is defined in Section 2.15.
“Exclusivity Incentive Payment” is defined in Section 2.15.
“Exmark” means Exmark Manufacturing Company Incorporated, a Nebraska corporation, a wholly owned subsidiary of Toro.
“Indemnified Parties” is defined in Article V.
“Lawn and Garden Products” means any one or more of the following: walk power mowers, lawn and garden tractors, zero-turn mowers, mid-size walk-behind and stand-on mowers, large reel and riding rotary mowers, riding and walk-behind mowers for putting greens, snow blowers, debris blowers, trimmers, tillers, sweepers and vacuums, aerators, walk-behind trenchers, turf cultivation equipment, turf sprayer equipment, compact utility loaders, golf course bunker maintenance equipment, irrigation systems, utility vehicles for golf courses and parts and accessories for any of the foregoing.
“LLC Agreement” is defined in Section 2.2.
“Management Committee” shall mean the management committee of Red Iron.
“Officers” means the President of Toro and the person to whom the President of TCFIF directly reports, provided, however, that neither such individual is or ever has been a member of the Management Committee. If either such individual is or has been a member of the Management Committee, then the “Officer” for the applicable Party shall be a senior executive officer of such Party who is not and has not ever been a member of the Management Committee, who is reasonably acceptable to the other Party.
“Party” and “Parties” is defined in the preamble
“Performance Assurance Agreement” is defined in Section 2.2.
“Person” means and includes an individual, a partnership, a corporation (including a business trust), a limited liability company, a joint stock company, an unincorporated association, a joint venture, a trust, a governmental authority or other entity.
“Program Letter” is defined in Section 2.2.
“Receivable Purchase Agreement” is defined in Section 2.2.
“Red Iron” is defined in the preamble.
“Repurchase Agreement” is defined in Section 2.2.
“Request Notice” is defined in Section 6.1.

“TCC” is defined in Section 2.5.
“TCFCFC” is defined in Section 2.12.
“TCFIF” is defined in the preamble.
“TCFIF Services Agreement” is defined in Section 2.2.
“TCFIF Sub” is defined in the preamble.
“Toro” is defined in the preamble.
“Toro Amount” is defined in Section 2.12.
“Toro Phase II Finance Business” means the commercial inventory finance business related to the sale of Toro Products presently provided to dealers and distributors of Toro and its Affiliates by third party floorplan finance lenders and open account inventory financing presently provided to dealers and distributors by Toro and its Affiliates, together with the commercial inventory finance business related to the sale of Lawn and Garden Products by Exmark.
“Toro Products” means Lawn and Garden Products manufactured and/or distributed by Toro and Toro’s Affiliates.
“Toro Services Agreement” is defined in Section 2.2.
“Toro Sub” is defined in the preamble.
“Trademark License Agreement” is defined in Section 2.2.
ARTICLE II
Organizational Matters
2.1    Red Iron Business. The Parties have agreed to the Business Plan attached hereto as Exhibit A (as amended from time to time, the “Business Plan”), which Business Plan describes the marketing and operational goals of Red Iron (including the targeted return on total assets goals for Red Iron and the formula to be used for determining interest rates to be charged to Toro and its dealers and distributors in connection with Red Iron’s operations) and includes a pro forma budget covering a five-year period and the assumptions upon which such pro forma budget is based.
2.2    Agreements. Contemporaneously with the execution of this Agreement, Toro and TCFIF have executed and delivered, or have caused Toro Sub and TCFIF Sub to execute and deliver, a Limited Liability Company Agreement of Red Iron (“LLC Agreement”), a Credit and Security Agreement between Red Iron and TCFIF (the “Credit Agreement”), a Services Agreement between Red Iron and TCFIF (the “TCFIF Services Agreement”), a Services Agreement between Red Iron and Toro (the “Toro Services Agreement”), a Program Letter between Toro and Red Iron (the “Program Letter”) and one or more Trademark License Agreements among Toro and its Affiliates and Red Iron (collectively, the “Trademark License Agreement”), and TCFIF has delivered to Toro a Performance Assurance Agreement from TCF National Bank, a national banking association, with respect to the performance of certain obligations of TCFIF and TCFIF Sub (the “Performance Assurance Agreement”). In connection with the operation of Red Iron, Toro and Red Iron shall execute a Repurchase Agreement in substantially the form of Exhibit B attached hereto regarding commercial inventory financing to be provided by Red Iron (the “Repurchase Agreement”) and one or more Receivable Purchase

Agreements in substantially the form of Exhibit C attached hereto between Toro, Affiliates of Toro and Red Iron related to the transfer of certain receivables to Red Iron (collectively, the “Receivable Purchase Agreement”). The agreements and documents referred to in the preceding two sentences, collectively, with this Agreement, as they may be amended from time to time, are referred to herein as the “Definitive Agreements.”
2.3    Qualification to do Business. TCFIF shall cause Red Iron to become qualified to do business in each state where such qualification is necessary to conduct the business of Red Iron. TCFIF shall also cause Red Iron to make such assumed name and fictitious name filings as are necessary for the conduct of the business of Red Iron as contemplated by this Agreement and the LLC Agreement. In connection with all filings for, or on behalf of, Red Iron for which TCFIF has responsibility, Toro shall cooperate with TCFIF in causing such filings to be made in a timely manner. All fees and expenses of the initial qualification to do business and assumed name and fictitious name filings incurred by TCFIF shall be charged to Red Iron. All fees and expenses of subsequent filings to maintain such qualifications and any related filings shall be borne by Red Iron.
2.4    Insurance.
(a)    Toro and TCFIF each shall provide at their own expense directors and officers liability insurance for the individuals serving on the Management Committee appointed by its respective subsidiary which is a member of Red Iron in a policy amount of not less than $5,000,000. The Parties agree to cooperate with each other in coordinating the defense of litigation whenever the interests of the individuals serving on the Management Committee are aligned.
(b)    TCFIF shall arrange for the extension of TCFIF’s existing single interest insurance coverage to Red Iron’s business. The costs for the extension of TCFIF’s single interest insurance to Red Iron’s business shall be charged to Red Iron.
2.5    Purchase of Receivables; Capital Contributions. On or before October 1, 2009, Toro shall, and shall cause its wholly owned subsidiary Toro Credit Company, a Minnesota corporation (“TCC”) to, have taken all such actions required to be taken by Toro and TCC, respectively, to sell all or substantially all of their then-existing portfolio of Eligible Receivables (or such lesser portion thereof as Toro is permitted to sell under the terms of any agreement of Toro restricting the amount of such sale or as otherwise agreed by the Parties with respect to certain categories of receivables), other than Eligible Receivables relating to the Toro Phase II Finance Business, to Red Iron pursuant to the initial Receivable Purchase Agreement. On or before December 1, 2009, Toro shall, and shall cause TCC and any other Affiliates of Toro that are party to a Receivable Purchase Agreement to, have taken all such actions required to be taken by Toro and such Affiliates, respectively, pursuant to a Receivable Purchase Agreement, to sell to Red Iron their then-existing portfolio of Eligible Receivables relating to open account inventory financing provided to distributors by Toro and its Affiliates relating to the floorplan financing Eligible Receivables sold to Red Iron pursuant to the preceding sentence. On the first day of the month following the month in which the unsecured open account receivable balances are less than the cumulative limits set forth in clause (k) of the definition of “Eligible Receivable” in Section 1.1 of such Receivable Purchase Agreement, Toro shall, and shall cause TCC and any other Affiliates of Toro that are party to a Receivable Purchase Agreement to, have taken all such actions required to be taken by Toro and such Affiliates, respectively, pursuant to a Receivable Purchase Agreement, to sell to Red Iron their then-existing portfolio of Eligible Receivables not previously sold to Red Iron. Toro agrees to provide Toro Sub, and TCFIF agrees to provide TCFIF Sub, with sufficient capital to permit Toro Sub and TCFIF Sub to make any capital contributions required to be made pursuant to Sections 2.02 and 2.03 of the LLC Agreement in connection with the organization of Red Iron (including the payment of expenses described in Section 7.8) and the transactions contemplated by the Receivable Purchase Agreement.
2.6    Referral of Financing Business. Following the dates of the purchases described in Section 2.5 (but in no event any earlier than permitted under the terms of any agreement restricting such activities on the part of Toro or Toro’s Affiliates, which agreements Toro undertakes to terminate as promptly as possible following the date of this Agreement), Toro shall use, and shall cause its Affiliates to use, commercially reasonable efforts to recommend to all dealers and distributors of Toro Products within the United States and all distributors of Toro Products within Canada to utilize Red Iron to finance the acquisition of inventory of Toro Products acquired during the term of Red Iron (it being understood that such obligation shall not commence with respect to the Toro Phase II Finance Business until the sale of such business to Red Iron), including all the floorplan financing and open account financing of all such Toro Products in accordance with Red Iron’s credit policies in effect from time to time. Without limiting the generality of the foregoing, but subject to the limitation contained in the parenthetical phrase in the first sentence of this Section 2.6 and except as set forth in Section 2.8(d), during the term of Red Iron, Toro shall not, and Toro shall not permit any of its Affiliates to, recommend, except with respect to the Toro Phase II Finance Business until the date of the sale of such business to Red Iron, to any dealer or distributor of Toro Products within the United States or within Canada that such dealer or distributor obtain floorplan financing or open account financing for such Toro Products from any source other than Red Iron or, in the case of Canadian dealers, from TCFIF or its Affiliates. TCFIF acknowledges that the distributors and dealers are independent businesses and shall decide in their own discretion whether or not to participate in the financing programs offered by Red Iron or TCFIF or its Affiliates and, once enrolled, whether to seek out or make referrals to independent sources of commercial inventory financing.
2.7    Obligation to Finance Red Iron Acquisition of Receivables; Most Favored Customer Pricing.
(a)    TCFIF and Toro shall jointly cause Red Iron to offer to participating Toro distributors and dealers floorplan financing and open account financing for all Toro Products in accordance with the credit policies of Red Iron in effect from time to time. Toro and TCFIF shall use their best efforts to enroll Toro distributors in the Red Iron finance program as promptly as possible and to enroll at least [***] Toro dealers, representing at least [***] percent ([***]%) of the amount of floorplan financing of Toro Products by third-party floorplan finance lenders to Toro dealers during Toro’s 2008 fiscal year, in the Red Iron finance program by [***]. TCFIF agrees to cause Red Iron to negotiate the terms of any agreements with Toro distributors and dealers in good faith and to include in such agreements commercially reasonable provisions requested by distributors in order to account for sales subject to commercial inventory financing as true sales. TCFIF covenants and agrees with Toro that, during the term of this Agreement in connection with the performance of its obligations under the TCFIF Services Agreement, it shall establish dedicated credit lines for each dealer and distributor covering Toro Products financed by Red Iron. TCFIF agrees to cause Red Iron to service receivables which would qualify as Eligible Receivables but for the fact that the distributor or dealer does not qualify under the terms of the Red Iron credit policies on such terms as TCFIF and Red Iron shall mutually agree.
(b)    TCFIF shall use its best efforts to cause Red Iron to provide to Toro distributors and dealers floorplan financing and open account financing with [***]. For purposes of determining “similarly situated distributors and dealers,” all relevant factors shall be considered, including manufacturer rate and other support, dealer loss experience, manufacturer loss sharing, manufacturer participation, dealer credit quality, product mix, product turn, the budget for Red Iron and the targeted rate of return for Red

Iron. This Section 2.7(b) shall not apply to any financing program heretofore or hereafter acquired by TCFIF for the then-remaining term (without any extension thereof) of such financing program. On not less than an annual basis, and more frequently as Toro may reasonably request, TCFIF shall send a representative to report to the Management Committee on TCFIF’s compliance with TCFIF’s obligations under this Section 2.7(b). Notwithstanding the foregoing, in no event shall TCFIF be required to disclose to the Management Committee (i) any confidential or proprietary information of TCFIF, or (ii) any information that would cause it to violate any banking rules or regulations to which it is subject, including The Bank Secrecy Act of 1970, as amended, or any contractual confidentiality obligation owed to any third party.
(c)    So that Toro and Toro Sub may make a fully informed decision as to whether to continue Red Iron beyond the initial term contemplated by the LLC Agreement, upon the request of Toro and Toro Sub made not later than July 31, 2013, TCFIF agrees to obtain from TCF Bank and provide to Toro and Toro Sub, no later than August 31, 2013, written notice indicating TCF Bank’s intent with respect to extension of the term of the Performance Assurance Agreement in conjunction with TCFIF’s willingness to extend the term of the Credit Agreement prior to the one-year advance notice date required in order to not extend the initial term of Red Iron. In the event the term of the LLC Agreement is extended beyond its initial term, upon the request of Toro and Toro Sub, TCFIF agrees to obtain from TCF Bank similar written notice no later than fourteen (14) months prior to any subsequent expiration of the term of Red Iron.
2.8    Exclusivity.
(a)    Subject to the provisions of Section 2.8(d), Toro covenants and agrees with TCFIF that, during the term of Red Iron, it shall not, and it shall not permit any Affiliate of Toro to, directly or indirectly, operate, conduct, enter into, consummate, or otherwise arrange for any joint venture, partnership or other legal entity, contractual arrangement, or other legal or business relationship, except for the Toro Phase II Business prior to its sale to Red Iron, with any other person or entity for the purpose (whether exclusive, primary or otherwise) of operating a commercial inventory finance business in the United States or Canada to support the purchase of Toro Products or otherwise providing commercial inventory financing (including floorplan financing or open account financing) to some or all of the dealers or distributors of Toro or any of its Affiliates for Toro Products. Toro acknowledges and agrees that its agreement set forth in this Section 2.8(a) is a material inducement for TCFIF to enter into, and continue performing under, this Agreement.
(b)    TCFIF covenants and agrees with Toro that, during the term of Red Iron it shall not, and it shall not permit any Affiliate of TCFIF (other than TCFIF Sub with respect to Red Iron) to, directly or indirectly, operate, conduct, enter into, consummate, or otherwise arrange for any joint venture, partnership or other jointly owned legal entity for the purpose (whether exclusive, primary or otherwise) of (i) operating a wholesale finance business within the United States or Canada to support the financing of Lawn and Garden Products, or (ii) otherwise providing financing (including floorplan financing), working capital or similar loan facilities to some or all of the dealers or distributors of any manufacturer of Lawn and Garden Products within the United States or Canada. TCFIF acknowledges and agrees that its agreement set forth in this Section 2.8(b) is a material inducement for Toro to enter into, and continue performing under, this Agreement.
(c)    Nothing contained in this Agreement shall preclude TCFIF from providing commercial inventory financing to dealers and distributors within the United States or

Canada for Lawn and Garden Products manufactured or distributed by manufacturers other than Toro, provided that (i) such financing is not conducted in contravention of Section 2.8(b) above and (ii) TCFIF is in compliance with its obligations set forth in Section 2.7 above.
(d)    The provisions of Sections 2.6 and 2.8(a) shall not apply to commercial inventory finance business with respect to (i) receivables that are not Eligible Receivables or otherwise not acquired by Red Iron by reason of limits under the terms of the Credit Agreement or otherwise; (ii) receivables due from Affiliates of Toro (including distributors that are wholly owned subsidiaries of Toro), mass market retailer customers or governmental entities; (iii) receivables arising out of any business acquired by Toro or an Affiliate of Toro following the date hereof that are subject to a financing program agreement at the time of the acquisition thereof, provided that Toro agrees to use commercially reasonable efforts (so long as Toro is not obligated to incur any significant expense to do so) to terminate any such agreements in order to permit Red Iron to provide such financing, provided that Red Iron has the financial capacity including access to adequate lines of credit to accommodate such additional financing; (iv) receivables due Exmark prior to the date of the sale of the Toro Phase II Finance Business to Red Iron; or (v) receivables created during the liquidation period for Red Iron contemplated by Section 10.04 of the LLC Agreement. In addition, in the event TCFIF Sub fails to make a capital contribution required by Article II of the LLC Agreement and Toro Sub makes a corresponding Deficit Loan (as such term is defined in Section 2.05 of the LLC Agreement), and TCFIF fails to pay to Toro Sub all amounts due with respect to such Deficit Loan within thirty (30) days of the advancement thereof, the provisions of Section 2.8(a) shall no longer apply to Toro.
2.9    Services.
(a)    TCFIF agrees to use commercially reasonable efforts to provide to Red Iron the services described in the TCFIF Services Agreement with such priority and speed as shall meet the reasonably expected needs of Red Iron.
(b)    Toro agrees to use commercially reasonable efforts to provide to Red Iron the services described in the Toro Services Agreement with such priority and speed as shall meet the reasonably expected needs of Red Iron.
2.10    Other Business. During the term of Red Iron, each Party, and each Party’s Affiliates, may continue to operate its business in the usual and ordinary course. Subject to the provisions of Section 2.8, each Party, and each Party’s Affiliates (exclusive of Red Iron) may, at any time and from time to time, engage in and pursue other business ventures. Without limiting the scope of the foregoing, each of TCFIF, TCFIF Sub, Toro and Toro Sub may pursue other business opportunities (including joint ventures) with no obligation to refer business or offer opportunities to Red Iron or to each other, except as otherwise expressly provided in Sections 2.6 and 2.7 of this Agreement.
2.11    Trade Names. Subject to the terms of the Trademark License Agreement, neither Party shall obtain any rights in any trade name of the other Party or any of its Affiliates by virtue of this Agreement or as a result of the formation and operation of Red Iron. Upon dissolution and completion of the winding-up of Red Iron, Toro Sub shall succeed to the name “Red Iron Acceptance” and neither TCFIF nor TCFIF Sub shall have any rights thereto.
2.12    Canadian Program.

(a)    Within ninety (90) days of the date of this Agreement, TCFIF shall implement, in cooperation with Toro, a program to provide floorplan and open account financing for dealers of Toro Products located within Canada in form and substance reasonably satisfactory to Toro and TCFIF that shall provide for dedicated credit lines for each dealer covering Toro Products at competitive rates and terms, subject to applicable regulatory, legal, tax and accounting considerations. During such ninety (90) day period, TCFIF will develop a documentation process to accompany such program (including the preparation of appropriate form dealer documents). If such program is not implemented, or the accompanying documentation process is not developed, within ninety (90) days of the date of this Agreement, Toro’s sole remedies for such failure will be to (i) elect to be released from its obligations under Section 2.8(a) with respect to dealers within Canada until such time as the program is implemented and such documentation process is developed, provided that such implementation occurs on or before December 31, 2009, and (ii) reduce the Performance Fee otherwise payable to TCFIF as follows:

Date of Implementation of the Canadian Program	Effect on Performance Fee
More than ninety (90) days after the date of this Agreement but on or prior to December 31, 2009	Reduced by [***]
After December 31, 2009	Reduced by [***]

Notwithstanding the foregoing, in no case will the amount of the Performance Fee, if any, be reduced below zero.

(b)    To the extent the cumulative pre-tax return on assets of such program exceeds [***]%, then TCF Commercial Finance Canada, Inc. (“TCFCFC”) will pay to Toro or its designated Affiliate [***]% of such excess; provided, however, that if such payment is made to Toro or an Affiliate of Toro not organized under the laws of Canada or any province of Canada, such payment shall be made net of withholding, if any, imposed on TCFCFC (the “Toro Amount”). The Toro Amount, less any Toro Amounts paid in prior years, will be paid by TCFCFC to Toro or its designated Affiliate on an annual basis. For purposes of determining the cumulative pre-tax return on assets, within ninety (90) days of each December 31, TCFCFC will prepare and deliver to Toro a profit and loss statement covering the period from the program inception to December 31 of the most recently completed calendar year using the following: (i) cost of service assumptions of [***]% of the average of the beginning and ending receivable balances for each month included in the prior calendar year (“Average Net Receivables”), (ii) funding cost based on actual funding costs and a capital structure that assumes [***]% equity; provided, however, that if no third-party funding is in place, the implied rate will be based on the Canadian prime rate, and (iii) bad debt reserve rate assumptions based on [***] of Average Net Receivables, subject to TCFCFC’s accounting policies and practices and the impact of any actual losses of the portfolio. Toro shall agree to provide a free floorplan period to dealers within Canada upon rates and terms substantially similar to rates and terms currently offered by Toro to dealers within Canada (which are substantially similar to rates and terms offered by Toro to dealers within the United States). Pricing to dealers and to Toro or its designated Affiliate within Canada will be indexed to 30-day Canadian bankers’ acceptance rates. The Parties acknowledge that such program will not be conducted by Red Iron.

For purposes of this Section 2.12(b), the “cumulative pre-tax return on assets” shall mean a quotient, (x) the numerator of which is equal to the product of (i) the pre-tax income of the program from the date of inception through December 31 of the most recently completed calendar year, divided by the number of calendar months from the date of inception through December 31 of the most recently completed calendar year, multiplied by (ii) 12, and (y) the denominator of which is equal to (i) the sum of the monthly Average Net Receivables, divided by (ii) the number of calendar months from the date of inception through December 31 of the most recently completed calendar year.

2.13    DataScan Systems Enhancements; Performance Fee.
(a)    In accordance with Section 2.A of Schedule 1 to the TCFIF Services Agreement, TCFIF shall work with DataScan Technologies LLC (“DataScan”) to provide to Red Iron the DataScan WMS 4.x test system and the DataScan DAS 4.x test system (collectively, the “Test System”) with the system enhancements described in the System Enhancement Document attached as Annex A to Schedule 1 to the TCFIF Services Agreement (the “DataScan System Enhancements”). Subject to paragraph (b) below and Section 2.12, if the DataScan Delivery Date (as defined herein) occurs on or before December 31, 2009, Toro shall pay to TCFIF a performance fee as follows (the “Performance Fee”):

DataScan Delivery Date	Amount of Performance Fee
On or before October 12, 2009	$[***]
October 13, 2009 through November 12, 2009	$[***]
November 13, 2009 through December 12, 2009	$[***]
December 13, 2009 through December 31, 2009	$[***]

Toro shall not be required to pay a Performance Fee to TCFIF if the DataScan Delivery Date occurs after December 31, 2009. The Performance Fee, if any, shall be paid by Toro to TCFIF promptly upon the later to occur of (i) completion of the user acceptance testing described in clause (iii) of paragraph (b) below and (ii) implementation of the Canadian program described in Section 2.12.
“DataScan Delivery Date” will be deemed to be the date upon which DataScan makes a version of the Test System (including the DataScan System Enhancements) available to TCFIF and Toro (or Red Iron) for user acceptance testing, which subsequently passes user acceptance testing as contemplated by, and subject to the provisions of, clause (iii) of paragraph (b) below.
(b)    (i) Toro shall use commercially reasonable efforts to cooperate with TCFIF and DataScan in connection with the determination of the testing requirements for the DataScan System Enhancements. In addition, Toro shall approve or otherwise respond to all DataScan provided “use cases” within four (4) business days of delivery thereof by TCFIF to Toro. For purposes of clarity, any changes to or requests for clarification regarding a “use case” shall toll the four (4) business day period until such changes or clarifications are received by Toro; provided, however, that during such tolling period, Toro responds to any request from DataScan within two (2) business days. If Toro fails to approve a “use case” within such four (4) business day period (or such additional tolling period permitted by the previous sentence), TCFIF’s sole and exclusive remedy for such failure shall be that the specified enhancement to which such “use case” relates shall be deemed not to be a DataScan System Enhancement for purposes of determining the DataScan Delivery Date or completion of the user acceptance testing described in clause (iii) below.
(ii) If there is any change by, or at the request of, Toro to the scope of the DataScan System Enhancements that has the effect of extending the delivery date of any specific enhancement, TCFIF’s sole and exclusive remedy for such scope change shall be that the specified enhancement to which such “use case” relates shall be deemed not to be a DataScan System Enhancement for purposes of determining the DataScan Delivery Date or completion of the user acceptance testing described in clause (iii) below.
(iii) Toro shall use commercially reasonable efforts to cooperate with TCFIF (including actively participating in the design and execution of user acceptance testing) and DataScan in connection with the user acceptance testing of the Test System (including the DataScan System Enhancements) that is production ready in all material respects within twenty-six (26) calendar days from the date upon which DataScan first makes the Test System (including the DataScan System Enhancements) available to TCFIF and Toro (or Red Iron) for user acceptance testing. If the Test System (including the DataScan System Enhancements) is not production ready in all material respects within such twenty-six (26) calendar day period, then the DataScan Delivery Date for the purpose of determining the amount of the Performance Fee shall be the date of actual delivery of the Test System (including the DataScan System Enhancements) that is production ready in all material respects.
(c)    The Performance Fee is in addition to any fees payable to TCFIF under the TCFIF Services Agreement for performance of services related to the Test System or the DataScan System Enhancements. The parties agree that the Performance Fee is between TCFIF and Toro and shall not be charged as an expense to Red Iron.
2.14    Credits. If Toro or any Toro Affiliate in the ordinary course of business issues any credit to any Account Debtor with respect to any Transferred Receivable (as those terms are defined in a Receivable Purchase Agreement) sold to Red Iron under the terms of any Receivable Purchase Agreement or any Wholesale Instrument (as such term is defined in any Repurchase Agreement) issued by Red Iron that reduces any amount due with respect to a Transferred Receivable or Wholesale Instrument, Toro shall, or shall cause such Affiliate to, pay to Red Iron an amount equal to such credit within two (2) Business Days of the issuance thereof.
2.15    Exclusivity Incentive Payment. On October 20, 2010 TCFIF shall pay to Toro an Exclusivity Incentive Payment (as defined herein) if on or before October 31, 2009, Toro shall have taken all such actions required to be taken by Toro pursuant to the initial Receivable Purchase Agreement in order to effect the initial sale of receivables under the initial Receivable Purchase Agreement which sale shall comprise all floorplan dealer and distributor receivables that are Eligible Receivables (or such lesser portion thereof as Toro is permitted to sell under the terms of any agreements of Toro restricting the amount of such sale, in which case the unsold portion is sold to Red Iron as soon as permitted under such agreements). “Exclusivity Incentive Payment” shall mean an amount equal to:

Date Toro Offers Receivables for Sale Under Initial Receivable Purchase Agreement	Amount of Exclusivity Incentive Payment
On or before October 1, 2009	The product of [***] (the “Exclusivity Calculation”)
October 2, 2009 through October 31, 2009	Exclusivity Calculation less the product of [***].
After October 31, 2009	Zero

Such Exclusivity Incentive Payment will be payable in consideration of the exclusive relationships among TCFIF, Toro and Red Iron, as described in Section 2.8 hereof, from which TCFIF will derive substantial benefit. If Red Iron shall be dissolved prior to October 31, 2014 pursuant to Section 10.01(a) of the LLC Agreement (with respect to Toro) or pursuant to TCFIF Sub’s election pursuant to Sections 10.01(c), (d), (e), (i), and (j) of the LLC Agreement, then Toro shall remit to TCFIF an amount equal to the product of (i) the Exclusivity Incentive Payment multiplied by (ii) a fraction, the numerator of which shall be the number of days from the date of dissolution through October 31, 2014 and the denominator of which shall be the total number of days from the date of this Agreement through October 31, 2014. The parties agree that the Exclusivity Incentive Payment is between TCFIF and Toro and shall not be charged as an expense to Red Iron.

2.16    Termination of Toro Commercial Inventory Management System. The Parties shall work together to eliminate or minimize the cost of terminating Toro’s third-party-provided commercial inventory management system. To the extent Toro is obligated to make a payment to such third party in connection with the termination and such payment results in a reduction to TCFIF’s fees due to such third party for TCFIF’s commercial inventory management system, TCFIF shall pay to Toro an amount equal to such reduction, as and when TCFIF receives the benefit of such reduction. Notwithstanding the provisions of the TCFIF Services Agreement, TCFIF shall not be required to pass along the benefit of any discount to Red Iron.
ARTICLE III
Representations and Warranties
Each Party represents and warrants to the other Party with respect to itself and its respective subsidiary that is a member of Red Iron that:
3.1    Due Organization; Authority. It is a corporation or limited liability company duly organized and validly existing in good standing under the laws of the state of its incorporation or formation, as applicable, and has the power, authority and legal right to enter into and perform its obligations under the Definitive Agreements to which it is a party.
3.2    Due Authorization; Enforceability. Each of the Definitive Agreements to which it is a party has been duly authorized, executed and delivered by it and, assuming due authorization, execution and delivery thereof by the other parties thereto, constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization fraudulent conveyance, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

3.3    No Violation. The execution and delivery by it of the Definitive Agreements to which it is a party do not, and the performance by it of its obligations thereunder shall not (i) violate or conflict with any provision of its charter or by-laws or other constituent documents, any law, governmental rule or regulation, judgment or order applicable to it, or any provision of any indenture, mortgage, contract or other instrument to which it is a party or by which it or its property is bound, (ii) constitute a default under any agreement to which it is a party or by which it or its property is bound, or (iii) require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal or state governmental authority or agency (including any local governmental authority or agency), except such as have been duly obtained, given or accomplished and are in full force and effect
3.4    Brokers or Finders. Neither it nor any of its officers, agents, representatives, employees, members or shareholders has employed any brokers, finders or other intermediaries, or incurred any liability for any broker’s fees, finder’s fees, commissions or other amounts, with respect to Red Iron or the transactions contemplated by the Definitive Agreements.
3.5    Sufficient Resources. It has sufficient resources to perform or to cause its Affiliates to perform their respective financial and other obligations as contemplated by the Definitive Agreements.
3.6    Liens. The performance of any transactions contemplated by this Agreement or the other Definitive Agreements shall not give rise to any liens on the property of Red Iron or either member of Red Iron, except as expressly contemplated by the Credit Agreement.
ARTICLE IV
Confidentiality
During the term of Red Iron and for a period of two (2) years thereafter, each Party shall, and shall cause its officers, directors, employees, representatives and agents and Affiliates to keep any nonpublic information which the other Party treats or designates as confidential, any nonpublic information concerning the formation and operation of Red Iron or the particulars thereof, and any other nonpublic information set forth in the Definitive Agreements or in other documents concerning Red Iron or relating to the performance by the Parties of any of the Definitive Agreements (“Confidential Information”), strictly confidential and not disclose any such information to any person (except for such Party’s financial and legal advisors, lenders and accountants responsible for or actively engaged in the review, performance or development of Red Iron or its business), or use any such information in the business of such Party. The Parties and their Affiliates shall be deemed to have fulfilled their obligations hereunder if they exercise the same degree of care to preserve and safeguard such Confidential Information as Toro and TCFIF, respectively, use to preserve and safeguard their own confidential information, provided that upon discovery of any inadvertent disclosure of any Confidential Information, the Party making such inadvertent disclosure endeavors to prevent further use of such information and attempts to prevent similar future inadvertent disclosures. Notwithstanding the foregoing, neither Party shall be liable for any disclosure or use of any of the disclosing Party’s Confidential Information if such information is (1) publicly available or later becomes publicly available to such Party other than through a breach of this Agreement; (2) already previously known on the date such information is disclosed; (3) subsequently lawfully obtained by such Party from a third party who does not have an obligation to keep such information confidential; (4) independently developed by such Party without the use of the disclosing Party’s Confidential Information; (5) disclosed pursuant to a valid regulatory or judicial order, decree, subpoena, or other process or requirement of law or regulation (including any requirements of any national securities exchange where such Party’s securities are listed), provided that the Party disclosing such information to such court, governmental entity or regulatory authority shall give notice to the original disclosing Party in writing in advance thereof so the original disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Article IV and the Party disclosing the information shall disclose only that portion of the Confidential Information that counsel to such Party disclosing the information advises is legally required to be disclosed; (6) disclosed in connection with an audit or examination of records conducted in the ordinary course of such Party’s business by a governmental or regulatory authority (including any national securities exchange where such Party’s securities are listed) with jurisdiction thereover, or by independent certified public accountants, provided that such governmental or regulatory authority or accountants shall have been advised of the confidential nature of such information; or (7) expressly released from the restrictions of this Article IV by the original disclosing Party in writing. Each Party recognizes and acknowledges that the injury to Red Iron and the other Party which would result from a breach of the provisions of this Article IV could not adequately be compensated by money damages. The Parties expressly agree and contemplate, therefore, that in the event of the breach or default by either Party of any provision of this Article IV, Red Iron or the other Party may, in addition to any remedies which it might otherwise be entitled to pursue, obtain such appropriate injunctive relief in support of any such provision of this Agreement.
ARTICLE V
Indemnification
Each Party shall indemnify, defend and hold harmless the other Party (and its Affiliates and the past, present and future officers, directors, shareholders, members, employees, attorneys, representatives and agents of such Party and such Affiliates) (collectively, the “Indemnified Parties”) against all losses, costs, damages and expenses (including reasonable attorney’s fees and expenses) incurred by the Indemnified Parties as a result of such Party’s breach or the breach by the Affiliates of any Party of any of its representations, warranties or obligations hereunder or under any of the Definitive Agreements; provided, however, that to the extent such breach is or relates to an Arbitrable Dispute (as hereinafter defined), the Indemnified Party shall have complied with the dispute resolution procedures described in Article VI. NEITHER PARTY TO THIS AGREEMENT SHALL BE RESPONSIBLE OR LIABLE TO THE OTHER PARTY TO THIS AGREEMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR PUNITIVE, EXEMPLARY OR, EXCEPT IN THE CASE OF FRAUD, BAD FAITH, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, INDIRECT OR CONSEQUENTIAL DAMAGES THAT MAY BE ALLEGED AS A RESULT OF ANY TRANSACTION CONTEMPLATED HEREUNDER.
ARTICLE VI
Dispute Resolution
6.1    Generally. If any controversy or claim arising out of or relating to the interpretation of this Agreement, or the existence or extent of, a breach of any duties hereunder (but exclusive of Article IV (confidential information), Article V (indemnification), Section 7.3 (governing laws; jurisdiction), Section 7.4 (waiver of jury trial) and Section 7.15 (publicity)) shall arise between the Parties, or if the Parties shall be unable to agree as to the determination of any accounting matter or other computation expressly contemplated by this Agreement (all such disputes and failures to agree, the “Arbitrable Disputes”), then either Party may request, by giving written notice to the other Party (the “Request Notice”), that the “Officers confer within five (5) business days regarding the Arbitrable Dispute. The Officers shall confer in good faith and use all reasonable efforts to resolve the Arbitrable Dispute. If the Officers do not resolve the Arbitrable Dispute within ten (10) business days after delivery of the Request Notice, then the Arbitrable Dispute shall be submitted to mediation and then arbitration in accordance with the procedures set forth below in this Article VI.

6.2    Mediation. Arbitrable Disputes shall be submitted to mediation (assuming other good faith attempts to resolve the dispute have failed) prior to submitting such claim to arbitration pursuant to this Article VI. The mediation shall take place in Minneapolis, Minnesota, unless the Parties agree to conduct the mediation at another location. If the Parties are unable to agree upon a mediator, each Party shall select a mediator, which mediators in turn shall select the mediator of the dispute. Each Party’s representation at the mediation shall include a business representative having full settlement authority. The Parties shall use best efforts to schedule the mediation within thirty (30) days after delivery of the Request Notice. Any mediation shall be non-binding and all statements, whether oral or in writing, that are made as part of any mediation shall be subject to Federal Rule of Evidence 408 and cannot be used by either Party in any subsequent arbitration in a manner prohibited by Federal Rule of Evidence 408. The Parties acknowledge that they agree to mediate disputes in hopes of amicably resolving the matter before incurring significant attorneys’ fees that may act as a barrier to settlement of the dispute at a later time. Accordingly, the Parties shall mediate in good faith and use reasonable efforts to reach a resolution of the matter.
6.3    Arbitration. If the Parties are unable to resolve an Arbitrable Dispute through mutual cooperation, negotiation or mediation, such Arbitrable Dispute shall be finally resolved by arbitration by a single arbitrator in accordance with the Commercial Arbitration Rules, except as otherwise provided herein, of the American Arbitration Association (“AAA”) but without intervention of the AAA. The arbitration shall take place in Minneapolis, Minnesota, unless the Parties agree to conduct the arbitration at another location. If the Parties are unable to agree upon an arbitrator, each Party shall select an arbitrator, which arbitrators in turn shall select the arbitrator of the dispute. The arbitrator of the dispute shall be an accountant, attorney or retired judge with a working knowledge of the commercial inventory finance industry. The Parties agree to facilitate the arbitration by: (a) conducting arbitration hearings to the greatest extent possible on successive, contiguous days; and (b) observing strictly the time periods established by the applicable rules and procedures or by the arbitrator for the submission of evidence and briefs. Discovery in the arbitration shall be as limited as reasonably possible and in no event shall a Party be entitled to take more than three depositions (each deposition completed in no more than seven hours), ask more than ten narrowly focused interrogatories (sub-parts of an interrogatory deemed as a separate interrogation), or make more than fifteen narrowly focused document requests (sub-parts of a request deemed as a separate request). Any up-front fees payable to the arbitrator or like up-front fees shall be divided equally between the Parties. The arbitrator shall have the authority to award relief under legal or equitable principles and to allocate responsibility for the costs of the arbitration and to award recovery of reasonable attorney’s fees and expenses to the prevailing Party. A full and complete record and transcript of the arbitration proceeding shall be maintained. The arbitrator shall issue a reasoned decision. Each Party shall have five (5) business days to object to the arbitrator’s decision, or any part thereof, by written submission made to the arbitrator and the other Party shall have five (5) business days to submit a written response to the objection. The arbitrator may hold a hearing regarding any objection if deemed appropriate by the arbitrator. In the event an objection is submitted, the arbitrator shall issue a supplemental reasoned decision addressing all objections. Thereafter, the decision of the arbitrator shall be final, binding and nonappealable and shall be reviewable only to the extent provided by law.
6.4    Additional Provisions. If either Party brings or appeals any judicial action to vacate or modify any award rendered pursuant to arbitration or opposes the confirmation of such award and the Party bringing or appealing such action or opposing confirmation of such award does not prevail, such Party shall pay all of the costs and expenses (including court costs, arbitrators’ fees and expenses and reasonable attorneys’ fees) incurred by the other Party in defending such action. Additionally, if either Party brings any action for judicial relief of an Arbitrable Dispute in the first instance without pursuing arbitration prior thereto, the Party bringing such action for judicial relief shall be liable for and shall immediately pay to the other

Party all of the other Party’s costs and expenses (including court costs and reasonable attorneys’ fees) in the event the other Party successfully moves to stay or dismiss such judicial action and/or compel it to arbitration. The failure of either Party to exercise any rights granted hereunder shall not operate as a waiver of any of those rights. This Agreement concerns transactions involving commerce among the several states. The arbitrator shall not be empowered to award punitive, exemplary, or, except in the case of fraud, bad faith, willful misconduct or gross negligence, indirect or consequential damages. The arbitrator shall decide if any inconsistency exists between the rules of the applicable arbitral forum and the arbitration provisions contained herein. If such inconsistency exists, the arbitration provisions contained herein shall control and supersede such rules. The agreement to arbitrate shall survive termination of this Agreement. The initiation of the dispute resolution procedures in this Article VI shall not excuse either Party, or any of its respective Affiliates, from performing its obligations hereunder or under any of the other Definitive Agreements or in connection with the transactions contemplated hereby. While the dispute procedure is pending, the Parties and their respective Affiliates shall continue to perform in good faith their respective obligations hereunder and under the other Definitive Agreements, subject to any rights to terminate this Agreement or the other Definitive Agreements that may be available to the Parties or their respective Affiliates. The provisions of this Article VI shall be the exclusive process for all Arbitrable Disputes. The terms of this Article VI, shall be without prejudice to the rights of each Party to obtain recovery from, or to seek recourse against, the other Party (or otherwise), in such manner as such Party may elect (but subject to Section 7.4) for all claims, damages, losses, costs and matters other than those related to Arbitrable Disputes.
ARTICLE VII
General
7.1    Additional Documents and Acts; Further Assurances. In connection with this Agreement, as well as all transactions contemplated by this Agreement, each Party agrees to execute and deliver such additional documents and instruments, and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement, and all such transactions. All approvals of either Party hereunder shall be in writing.
7.2    Notices. Notices and all other communication provided for herein shall be in writing and shall be deemed to have been given to a Party at the earlier of (a) when personally delivered, (b) 72 hours after having been deposited into the custody of the U.S. Postal Service, sent by first class certified mail, postage prepaid, (c) one business day after deposit with a national overnight courier service, (d) upon receipt of a confirmation of facsimile transmission, or (e) upon receipt of electronic mail (with a notice contemporaneously given by another method specified in this Section 7.2); in each case addressed as follows:
    If to TCFIF:     TCF Inventory Finance, Inc.
2300 Barrington Road, Suite 600
Hoffman Estates, IL 60169
Attention: Vincent E. Hillery, General Counsel
Telephone: (847) 252-6616
Facsimile: (847) 285-6012
Email: vhillery@tcfif.com

With copies to:

TCF National Bank
200 E. Lake Street
Wayzata, MN 55391
Attention: General Counsel
Telephone: (952) 475-6498
Facsimile: (952) 475-7975
Email: jgreen@tcfbank.com

and

Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Attention: Harvey F. Kaplan, Esq.
Telephone: (612) 375-1138
Facsimile: (612) 375-1143
Email: hfk@kskpa.com

If to Toro:        The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: Treasurer
Telephone: (952) 887-8449
Facsimile: (952) 887-8920
Email: Tom.Larson@toro.com
With copies to:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: General Counsel
Telephone: (952) 887-8178
Facsimile: (952) 887-8920
Email: Tim.Dordell@toro.com
and
Oppenheimer Wolff & Donnelly LLP
3300 Plaza VII Building
45 South Seventh Street
Attention: C. Robert Beattie, Esq.
Telephone: (612) 607-7395
Facsimile: (612) 607-7100
Email: RBeattie@Oppenheimer.com

or to such other address as either Party hereto may have furnished to the other Party hereto in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
7.3    Governing Laws; Jurisdiction. This Agreement shall be subject to and governed by the laws of the state of Minnesota, without regard to conflicts of laws principles. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Federal courts sitting in Minneapolis or St. Paul, Minnesota and any state court located in Hennepin County, Minnesota, and by execution and delivery of this Agreement, each Party hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of such courts with respect to any litigation concerning this Agreement or the Definitive Agreements or the transactions contemplated thereby or any matters related thereto not subject to the provisions of Article VI. Each Party hereto irrevocably waives any objection (including any objection to the laying of venue or any objection on the grounds of forum non conveniens) which it may now or hereafter have to the bringing of any proceeding with respect to this Agreement or the Definitive Agreements to the courts set forth above. Each Party hereto agrees to the personal jurisdiction of such courts and that service of process may be made on it at the address indicated in Section 7.2 above. Nothing herein shall affect the right to serve process in any other manner permitted by law.
7.4    Waiver of Jury Trial. EACH OF TORO AND TCFIF, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING TO THIS AGREEMENT OR ANY OTHER DEFINITIVE AGREEMENT IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER DEFINITIVE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THIS WAIVER IS A MATERIAL INDUCEMENT FOR EACH PARTY ENTERING INTO THIS AGREEMENT.
7.5    Entire Agreement. This Agreement, together with the other Definitive Agreements and any documents or agreements contemplated hereby or thereby, contains all of the understandings and agreements of whatsoever kind and nature existing between the Parties hereto and their respective Affiliates with respect to this Agreement and the other Definitive Agreements, the subject matter hereof and of the other Definitive Agreements, and the rights, interests, understandings, agreements and obligations of the Parties and their respective Affiliates pertaining to the subject matter hereof and thereof and Red Iron, and supersedes any previous agreements between the Parties and their respective Affiliates.
7.6    Waiver. No consent or waiver, expressed or implied, by either Party or any of their respective Affiliates to or of any breach or default by the other Party or any of its Affiliates in the performance by the other Party or any of its Affiliates of its obligations under this Agreement or any of the other Definitive Agreements to which it is a party shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by that Party or any of its Affiliates of the same or any other obligations of that Party or its Affiliates. Failure on the part of either Party or its Affiliates to complain of any act or failure to act on the part of the other Party or its Affiliates or to declare the other Party or its Affiliates in default, irrespective of how long the failure continues, shall not constitute a waiver by that Party or its Affiliates of its rights under this Agreement or the other Definitive Agreements.
7.7    Severability. If any provision of this Agreement or its application to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of the provisions to other persons or circumstances shall not be affected thereby, and this Agreement shall be enforced to the greatest extent permitted by law.
7.8    Expenses Incurred in the Formation of Red Iron. All disbursements for (a) organization, qualification to do business and fictitious name filings contemplated by Section 2.3, (b) single interest insurance contemplated by Section 2.4(b), (iii) preparation of the Business Plan contemplated by Section 2.1; (c) the pre-formation costs and other costs described on Schedule 7.8 attached hereto that are in the future or have been incurred by the Parties in connection with the formation of Red Iron shall be charged by the Parties to Red Iron. All other fees, charges and expenses incurred by the Parties in connection with the formation of Red Iron and the transactions contemplated hereby (including all related legal fees) shall be borne by the Party incurring them.
7.9    Binding Agreement, Assignments. This Agreement shall be binding upon the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, neither Party hereto shall be permitted to assign its rights and obligations hereunder without the prior written consent of the other Party. Whenever a reference to any party or Party is made in this Agreement, such reference shall be deemed to include a reference to the successors and permitted assigns of that party or Party.
7.10    Third-Party Beneficiaries. This Agreement is for the sole and exclusive benefit of the Parties, and it shall not be deemed to be for the direct or indirect benefit of any other Person. With respect to the Definitive Agreements, Toro and TCFIF shall each be deemed a third-party beneficiary of each such Definitive Agreement to which any of its respective Affiliates or Red Iron is a party and entitled to (a) enforce any such agreements on behalf of such Affiliates or Red Iron and (b) recover damages incurred by such Party as a result of breach by any Affiliate of the other Party or Red Iron attributable to the other Party or any Affiliate of the other Party of any of the Definitive Agreements.
7.11    Disclaimer of Agency. This Agreement shall not constitute either Party (or any of its Affiliates) as a legal representative, agent, subsidiary, joint venturer, partner, employee or servant of the other Party (or any of its Affiliates) for any purpose whatsoever, nor shall a Party (or any of its Affiliates) have the right or authority to assume, create or incur any liability or any obligation of any kind, expressed or implied, against or in the name or on behalf of the other Party (or any of its Affiliates) or Red Iron, unless otherwise expressly permitted by such other Party, and except as expressly provided in any of the Definitive Agreements.
7.12    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.
7.13    Headings; Interpretation. The headings in this Agreement are inserted for convenience only and are not to be considered in the interpretation or construction of the provisions hereof. Unless the context of this Agreement otherwise clearly requires, the following rules of construction shall apply to this Agreement: (a) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “include” and “including” and words of similar import shall not be construed to be limiting or exclusive and (c) the word “or” shall have the meaning represented by the phrase “and/or.”
7.14    Amendments. This Agreement may be amended at any time and from time to time, but any amendment must be in writing and signed by the Parties.
7.15    Publicity. Neither Toro nor TCFIF nor any of their respective Affiliates shall make any public announcement or other disclosure to the press or public regarding this Agreement or Red Iron or any matter related hereto or thereto, unless Toro and TCFIF mutually agree to make an announcement in a form that both Parties have approved. Notwithstanding the foregoing, to the extent a Party (or its Affiliate) is required by law or the rules of a national securities exchange applicable to such Party (or such Affiliate) to make a public announcement regarding this Agreement or Red Iron or any matter related hereto or thereto, then such Party (or such Affiliate) may make a public announcement in order for such Party (or such Affiliate) to duly comply with such law or rule, provided that such Party (or such Affiliate) gives notice to the other Party of such public announcement promptly upon such Party (or such Affiliate) becoming aware of its need to comply with such law or rule, but, in any event, not later than the time the public announcement is to be made.
7.16    No Assumption in Drafting. The Parties hereto acknowledge and agree that (a) each Party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision, and (b) each Party has been represented by counsel in reviewing and negotiating such terms and provisions. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either Party.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of, and is effective as of, the date first set forth above.
THE TORO COMPANY

By: /s/ Thomas J. Larson

Name: Thomas J. Larson

Title: Vice President, Treasurer

TCF INVENTORY FINANCE, INC

By: /s/ Rosario A. Perrelli

Name: Rosario A. Perrelli

Title: President and CEO